NO ACT

DC
PE
12-21-07

-1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040655

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/19/2008

Re: Johnson & Johnson
Incoming letter dated December 21, 2007

Dear Ms. Goodman:

This is in response to your letters dated December 21, 2007 and January 15, 2008 concerning the shareholder proposal submitted to Johnson & Johnson by The Great Neck Capital Appreciation LTD Partnership. We also have received a letter on the proponent's behalf dated December 26, 2007 and January 16, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

RECEIVED
2007 DEC 26 PM 7: 10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of The Great Neck Capital Appreciation LTD Partnership*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson, a New Jersey corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from The Great Neck Capital Appreciation LTD Partnership, which has appointed John Chevedden to act on its behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is captioned "3 – Special Shareholder Meetings" and states: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because: (1) the Company's Board of Directors (the "Board") will in the near future consider adoption of an amendment to the Company's By-Laws (the "Current By-Laws") that substantially implements the Proposal (the "Proposed By-Law Amendment"); and (2) the Company's shareholders already have the power to call a special meeting of shareholders under the New Jersey Business Corporation Act, which substantially implements the Proposal. Accordingly, we request that the Staff concur with our view that the Proposed By-Law Amendment and the New Jersey Business Corporation Act each substantially implements the Proposal and, thus, that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). The Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal have been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. The Proposed By-Law Amendment Substantially Implements the Proposal.

1. <u>Description of Proposed By-Law Amendment</u>.

The Proposal requests that the holders of a "reasonable percentage" of the Company's outstanding Common Stock have the power to call a special meeting of shareholders, which they are not empowered to do under the Current By-Laws. Rather, under Article I, Section 2 of the Current By-Laws, a special meeting of shareholders may be called only by the Chairman of the Board, a Vice-Chairman of the Board, the Chairman of the Executive Committee, a Vice-Chairman of the Executive Committee, the President or a majority of the Board. Section 14A:5-3 of the New Jersey Business Corporation Act states that a special meeting of shareholders may be called by "the president or the board or by such other officers, directors or shareholders as may be provided in the by-laws."

At the recommendation of management, the Board is expected to act in January 2008 on a proposed amendment to the Current By-Laws to permit shareholders to call a special meeting of shareholders (the "Proposed By-Law Amendment"). The Proposed By-Law Amendment would permit shareholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. Under the Proposed By-Law Amendment, shareholders seeking a special meeting would submit a request to the Company, together with specified information, including a written description of the business to be conducted at the meeting. The Proposed By-Law Amendment would require the Company to hold a special meeting within ninety (90) days of receiving the request, unless the Board determines that the same business described in the request will be included in an upcoming annual meeting within such ninety (90) days or some shareholders revoke their request and the revocation brings the ownership of the remaining requesting shareholders below 25%. We will supplementally notify the Staff after the Board's consideration of the Proposed By-Law Amendment.

2. Substantial Implementation.

The Proposed By-Law Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, because the Proposed By-Law Amendment would allow shareholders holding at least 25% of the Company's outstanding Common Stock to call a special meeting of shareholders, it substantially implements the Proposal's request for a bylaw amendment giving a "reasonable percentage" of shareholders the power to call a special meeting.

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a shareholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell International Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a shareholder vote on any future poison pill within one year). *See also Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (each permitting exclusion of a shareholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Board amend the "bylaws and any other appropriate governing documents" to give holders of a "reasonable percentage" of the Company's outstanding Common Stock the power to call a special meeting of shareholders. Although the Proposal states that it "favors" 10% of the Company's outstanding Common Stock, the Proposal does not ask the Board to adopt this or any other specific percentage. The Proposal asks only for a percentage that is "reasonable." Thus, the "essential objective" of the Proposal is to vest in a reasonable proportion of the Company's shareholders the power to convene a special meeting.

As noted above, in January 2008, the Board is expected to act on the Proposed By-Law Amendment. As also noted above, the Proposed By-Law Amendment would permit shareholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. The only circumstances in which the special meeting would not occur are if: (1) the Board determines that the same business proposed for consideration at the special meeting will be included in an upcoming annual meeting within ninety (90) days; or (2) some shareholders seeking to hold the special meeting revoke their request for a meeting and the revocation brings the ownership of the remaining requesting shareholders below 25%.

The Proposed By-Law Amendment would set a different percentage (25% of the Company's outstanding Common Stock) than the 10% that the Proposal cites as an example of what is "reasonable." However, a 25% threshold falls well within the boundaries of the "reasonable percentage" that the Proposal seeks. Among the approximately 200 companies in the S&P 500 that allow shareholders to call special meetings, nearly 140 use a 25% or greater threshold, while only about 45 use a 10% threshold. Accordingly, the Proposed By-Law Amendment is consistent with practice at the majority of other large companies. Moreover, the Staff previously has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a shareholder proposal. *See, e.g., The Boeing Co.* (avail. Mar. 15, 2006); *Borders Group, Inc.* (avail. Mar. 9, 2006); *Bristol-Myers Squibb Co.* (avail. Mar. 9, 2006); *Electronic Data Systems Corp.* (avail. Mar. 9, 2006); *The Home Depot, Inc.* (avail. Mar. 9, 2006); *Honeywell International, Inc.* (avail. Mar. 8, 2006) (each permitting exclusion of a shareholder proposal asking the board to redeem poison pills not submitted to a shareholder vote, through a charter or bylaw amendment "if practicable," where the board determined that the best means to implement the proposal was by adopting a policy rather than amending the charter or bylaws). In this regard, the Proposed By-Law Amendment, if approved by the Board, would reflect the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that 25% of the Company's outstanding Common Stock represents "a reasonable percentage" of the Company's shareholders for purposes of calling a special meeting.

Thus, the Proposed By-Law Amendment implements the essential objective of the Proposal by allowing the holders of a reasonable percentage of the Company's outstanding Common Stock to call a special meeting of shareholders, which the Current By-Laws do not empower shareholders to do. Accordingly, for the reasons set forth above the Company believes that the Proposed By-Law Amendment substantially implements the Proposal and that the Proposal may therefore be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

C. The New Jersey Business Corporation Act Substantially Implements the Proposal.

The Proposal may also be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10) because the New Jersey Business Corporation Act substantially implements the Proposal. Commission statements with respect to Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by action of management," observing that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." Exchange Act Release No. 12999 (Nov. 22, 1976).

Staff precedent also supports that a shareholder proposal may be implemented by actions beyond those of management. For example, in *Intel Corp.* (avail. Feb. 14, 2005), the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through the Financial Accounting Standards Board's adoption of Statement No. 123(R), requiring the expensing of stock options. Although the proponent asserted that adoption of the accounting standard was different than company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting standard had substantially implemented the proposal and permitted exclusion of the proposal.

In the instant case, Section 14A:5-3 of the New Jersey Business Corporation Act allows shareholders to call a special meeting. Specifically, Section 14A:5-3 provides that, notwithstanding any by-law provision addressing who may call a special meeting:

> upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.

The Staff previously declined to concur that Exxon Mobil Corporation could exclude a similar proposal under Rule 14a-8(i)(10) based on an argument that it had been substantially implemented by Section 14A:5-3. *See Exxon Mobil Corp.* (avail. March 19, 2007). However, unlike in *Exxon Mobil Corp.*, the Company is relying upon a legal opinion from New Jersey counsel. The opinion, from Riker, Danzig, Scherer, Hyland & Peretti LLP (the "Opinion"), is attached to this letter as Exhibit B. As stated in the Opinion, Section 14A:5-3 grants holders of 10% or more of the Company's Common Stock the right to call a special meeting of shareholders. Although Section 14A:5-3 requires application to a court, as noted in the Opinion, the intent of this requirement is "not to prevent or materially impair" the right of shareholders to call a special meeting. Rather, the purpose of the requirement is to "provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders." Importantly, the Opinion also makes clear that New Jersey courts have not imposed any additional requirements on shareholders' ability to exercise their state law right to call a special meeting under Section 14A:5-3. Instead, "simple compliance with the requirements listed in the statute [is] sufficient." Accordingly, as requested in the Proposal, "a reasonable percentage" of the Company's shareholders already have the power to call special meetings under current New Jersey law.

Thus, for the reasons set forth above the Company believes that the New Jersey Business Corporation Act substantially implements the Proposal and that the Proposal may therefore be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

D. Supplemental Notification Following Board Action.

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after Board consideration of the Proposed By-Law Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that: (1) the Proposed By-Law Amendment (assuming adoption) substantially implements the Proposal and therefore the Proposal is excludable under Rule 14a-8(i)(10); and (2) the Proposal has been substantially implemented by the New Jersey Business Corporation Act, and therefore is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Steven M. Rosenberg, the Company's Corporate Secretary and Assistant General Counsel, at (732) 524-2452.

Sincerely,

Amy L. Goodman

ALG/cms
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
John Chevedden

100352438_9.DOC

EXHIBIT A

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave. Suite C114, Lake Success, NY 11042

November 5, 2007

Mr. William C. Weldon
Chairman
Johnson & Johnson (JNJ)
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Phone: 732 524-0400
Fax: 732 524-3300
PH: 732 524-2454
FX: 732 214-0332

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: Steven M. Rosenberg
Corporate Secretary
PH: 732-524-2452
FX: 732-524-2185

[JNJ: Rule 14a-8 Proposal, November 5, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

Please vote yes to encourage our board to take this opportunity for an important enhancement to our corporate governance:

Special Shareholder Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

- This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

JOHNSON & JOHNSON
J&J SERVICES, INC.
P.O. BOX 16506
NEW BRUNSWICK, NJ 08906-6506

Dear Sirs;

This letter certifies that:
THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER,
is currently a beneficial owner Johnson & Johnson securities and has held
a security position with National Financial Services, LLC., dating back to April, 2006.

This purchase consisted of 200 shares which has been held consistently.

Sincerely,

Lewis Trezza
Manager, Proxy Services

JNJ

Post-it® Fax Note 7671	Date	# of pages ▶
To Steven Rosenberg	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 732-524-2185	Fax #	

EXHIBIT B

RIKER
DANZIG
SCHERER
HYLAND
PERRETTI LLP

ATTORNEYS AT LAW

December 20, 2007

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Johnson & Johnson, a New Jersey corporation (the "Company"), in connection with its response to the request of certain of its shareholders to amend the by-laws of the Company (the "By-Laws") to expressly provide that holders of ten percent (10%) or more of the outstanding common stock of the Company have the right to call a special meeting of the shareholders of the Company ("Special Meeting of Company Shareholders"). More particularly, we have been requested to opine as to whether under the New Jersey Business Corporation Act (the "BCA") holders of ten percent (10%) or more of the outstanding common stock of the Company have such right absent such by-law provision. We are delivering this opinion letter at your request and the request of Gibson, Dunn & Crutcher LLP, counsel to the Company.

In connection with rendering our opinion set forth below, we (a) have not been furnished with or reviewed the certificate of incorporation of the Company, the By-Laws, any resolutions or agreements of the shareholders of the Company (the "Shareholders"), any other books and records of the Company or any other documents or materials, and (b) have assumed that (i) the Company is a duly organized and validly existing New Jersey corporation and (ii) there exists no instrument, agreement or document of the Company or by which the Company or the Shareholders are bound that prohibits, restrains or impairs the right of Shareholders pursuant to Section 14A:5-3 of the BCA. Moreover, for purposes of rendering the opinion set forth herein, we have not conducted an independent factual investigation of our own, but have relied exclusively upon information and facts provided by Gibson, Dunn & Crutcher LLP, which we have assumed to be true, complete and accurate in all respects.

For the reasons set forth below, and subject to the assumptions and qualifications set forth herein, it is our opinion that the BCA grants holders of ten percent (10%) or more of the Company's outstanding common stock the right to call a Special Meeting of Company Shareholders.

Section 14A:5-3 of the BCA provides in pertinent part that:

> " ... upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order."

Thus, the holders of 10% or more of the Company's common stock have the ability to call a Special Meeting of Company Shareholders subject to their compliance with the foregoing requirements.

There is one case that references this statute, and it indicates that simple compliance with the requirements listed in the statute will be sufficient to obtain a court order for a special meeting of the shareholders of a New Jersey corporation. In Lanza v. New Global Communications, Inc., plaintiffs, relying on N.J.S.A. 14A:5-3, representing more than ten percent (10%) of the shares of the defendant New Jersey corporation requested, among other relief, that the court compel a special meeting of the shareholders for the purpose of electing new directors and officers. 2005 WL 2759215 at *5 (N.J. Super. Ch. Div. 2005). The Lanza court stated that the plaintiffs were correct in their assertion, concluding that "as they make up for more than 10% of the shares entitled to vote, they are entitled to judicial relief calling a special meeting." Id.

While the right to call a special meeting under Section 14A:5-3 is not unfettered, the intent of the requirement therein to obtain a court order was not to prevent or materially impair the ten percent (10%) shareholder of a New Jersey corporation from calling a special meeting of its shareholders. Rather, the New Jersey Corporation Law Revision Commission's Notes to Section 14A:5-3 of the BCA states:

> "The Commission has accepted the Model Act limitation of 10%, but has added the requirement that the shareholders must apply to the court for an order directing the meeting. The Commission believed that such a requirement would provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders."

The foregoing opinion is limited to matters covered by the BCA. We express no opinion as to the effect or applicability of any other laws, rules, or regulations of the State of New Jersey or of any other state or jurisdiction (domestic or foreign), including, without limitation, United States federal laws, rules or regulations. No opinions are or shall be implied beyond the matters expressly set forth herein.

The opinion expressed herein is rendered as of the date hereof and is based on our understandings and assumptions as to the present facts, and on the application of the BCA as the same exists on the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion letter is rendered solely and exclusively for your benefit and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson, Dunn & Crutcher LLP in connection with any correspondence with the SEC on the Company's behalf.

Very truly yours,

Riker, Danzig, Scherer, Hyland & Perretti LLP

Riker Danzig Scherer Hyland & Perretti LLP

3816293.3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

#1 Johnson & Johnson (JNJ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The overly vague company December 21, 2007 no action request is inadequate in providing only an expectation of a particular month for the next Board of Directors meeting, an expectation of board action and generalizations on the text. There is no time-span given after this Board of Directors meeting for a company report on any action the board may have taken by then.

This company delay-period, with an apparent blackout on any additional information, could create a deadline burden for the Staff to make a decision on the eve of the company's proxy publication. And the proponent will also have a deadline burden in analyzing and responding to any text that the board could add to incapacitate the functioning of the proposed amendment. Plus the board might approve an amendment a month or longer after the deadline for submitting a no action request.

The company seems to misread the text of the proposal. The proposal does not ask for a bylaw to give shareholders a right to petition a Superior Court for an order. This company-specified Superior Court then has the ultimate power to consider such a shareholder petition in no "summary manner" whatsoever.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
The Great Neck Capital Appreciation LTD Partnership

Steven M. Rosenberg <srosenb@corus.jnj.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 15, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of The Great Neck Capital Appreciation LTD Partnership Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On December 21, 2007, we submitted a letter (the "No-Action Request") on behalf of our client, Johnson & Johnson, a New Jersey corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from The Great Neck Capital Appreciation LTD Partnership, which has appointed John Chevedden to be its representative for all issues pertaining to the Proposal (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") amend the "bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law." A copy of the No-Action Request, including the Proposal text, is attached hereto as Exhibit A.

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2008 Proxy Materials because the Board would be considering an amendment to the Company's By-Laws that would substantially implement the Proposal. We write supplementally to confirm that, acting by unanimous written consent, the Board approved an amendment to Section 2 of Article I of the Company's By-Laws to allow the holders of at least 25% of the Company's outstanding shares of stock to cause the Board to call a special meeting of shareholders (the "By-Law Amendment"). The By-Law Amendment was filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Current Report on Form 8-K on January 15, 2008, a copy of which is attached hereto as Exhibit B.

ANALYSIS

As discussed in more detail in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g., The Kroger Co.* (avail. Apr. 11, 2007); *General Motors Corp.* (avail. Apr. 5, 2006); *Lowe's Cos., Inc.* (avail. Mar. 21, 2005).

The By-Law Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, the By-Law Amendment provides that a special meeting of shareholders shall be called by the Board upon the request of the holders of at least 25% of the outstanding shares of stock of the Company entitled to vote. *See* Exhibit B. The Proposal requests that the Board amend the Company's "bylaws and any other appropriate governing documents to give holders of a reasonable percentage" of the Company's outstanding common stock the power to call a special shareholder meeting. Although the Proposal states that it "favors" 10% of the Company's outstanding common stock, the Proposal does not ask the Board to adopt this or any other specific percentage. The Proposal asks only for a percentage that is "reasonable." Thus, the essential objective of the Proposal is to vest in a reasonable proportion of the Company's shareholders the power to cause a special meeting of shareholders to be held. Consequently, the By-Law Amendment substantially implements the essential objective of the Proposal by permitting the holders of at least 25% of the Company's outstanding shares of stock to cause a special meeting of the shareholders to be held. The 25% threshold falls well within the boundaries of the "reasonable percentage" that the Proposal seeks.

The By-Law Amendment provides a limited circumstance under which the Board will not call a special meeting of shareholders—when the Board in good faith determines that the specific business requested to be addressed at the proposed special meeting will be addressed at an upcoming annual meeting to be held within 90 days of receipt by the Secretary of the request for the special meeting. This narrow circumstance was included in the By-Law Amendment to avoid the costs and burdens on the Company and its shareholders associated with holding a special meeting to consider the same specific business that is about to be considered (within 90 days) at an annual meeting and to allow the Company the time necessary to arrange for a special meeting (e.g., preparing and mailing proxy materials). The Board, in adherence to its fiduciary responsibilities to the Company's shareholders, is responsible for conserving Company resources and costs when possible and for seeing that shareholders receive full and fair disclosure concerning matters to be considered at a shareholders' meeting.

This narrow circumstance also avoids asking shareholders to consider repeatedly the same specific business within a short span of time (specifically, 90 days). The Commission, in adopting various substantive bases for the exclusion of shareholder proposals, has noted similar concerns with shareholders having to consider the same issues repeatedly. For example, the Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . . ." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). The Commission offered a similar reason for adopting Rule 14a-8(i)(11), which allows the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In the 1976 Release, the Commission noted that the purpose of the exclusion was to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals . . . ." Similarly, the Company's Board is seeking to avoid asking shareholders to consider the same specific business at a special meeting of shareholders that will be addressed at an upcoming annual meeting within the next 90 days.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials for the reasons set forth above. While this letter addresses the Company's basis for excluding the Proposal as substantially implemented by the By-Law Amendment under Rule 14a-8(i)(10), we also reiterate that we believe that the Proposal has been substantially implemented by the New Jersey Business Corporation Act, and therefore is excludable under Rule14a-8(i)(10) for the reasons discussed in the No-Action Request.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments is being mailed on this date to the Proponent. The Company hereby agrees to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to the Company only.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can provide any additional information or be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Steven M. Rosenberg, the Company's Corporate Secretary and Assistant General Counsel, at (732) 524-2452.

Sincerely,

Amy L. Goodman

ALG/cms
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
John Chevedden

100367862_2.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of The Great Neck Capital Appreciation LTD Partnership Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson, a New Jersey corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from The Great Neck Capital Appreciation LTD Partnership, which has appointed John Chevedden to act on its behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is captioned "3 – Special Shareholder Meetings" and states: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because: (1) the Company's Board of Directors (the "Board") will in the near future consider adoption of an amendment to the Company's By-Laws (the "Current By-Laws") that substantially implements the Proposal (the "Proposed By-Law Amendment"); and (2) the Company's shareholders already have the power to call a special meeting of shareholders under the New Jersey Business Corporation Act, which substantially implements the Proposal. Accordingly, we request that the Staff concur with our view that the Proposed By-Law Amendment and the New Jersey Business Corporation Act each substantially implements the Proposal and, thus, that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). The Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal have been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. The Proposed By-Law Amendment Substantially Implements the Proposal.

1. Description of Proposed By-Law Amendment.

The Proposal requests that the holders of a "reasonable percentage" of the Company's outstanding Common Stock have the power to call a special meeting of shareholders, which they are not empowered to do under the Current By-Laws. Rather, under Article I, Section 2 of the Current By-Laws, a special meeting of shareholders may be called only by the Chairman of the Board, a Vice-Chairman of the Board, the Chairman of the Executive Committee, a Vice-Chairman of the Executive Committee, the President or a majority of the Board. Section 14A:5-3 of the New Jersey Business Corporation Act states that a special meeting of shareholders may be called by "the president or the board or by such other officers, directors or shareholders as may be provided in the by-laws."

At the recommendation of management, the Board is expected to act in January 2008 on a proposed amendment to the Current By-Laws to permit shareholders to call a special meeting of shareholders (the "Proposed By-Law Amendment"). The Proposed By-Law Amendment would permit shareholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. Under the Proposed By-Law Amendment, shareholders seeking a special meeting would submit a request to the Company, together with specified information, including a written description of the business to be conducted at the meeting. The Proposed By-Law Amendment would require the Company to hold a special meeting within ninety (90) days of receiving the request, unless the Board determines that the same business described in the request will be included in an upcoming annual meeting within such ninety (90) days or some shareholders revoke their request and the revocation brings the ownership of the remaining requesting shareholders below 25%. We will supplementally notify the Staff after the Board's consideration of the Proposed By-Law Amendment.

2. Substantial Implementation.

The Proposed By-Law Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, because the Proposed By-Law Amendment would allow shareholders holding at least 25% of the Company's outstanding Common Stock to call a special meeting of shareholders, it substantially implements the Proposal's request for a bylaw amendment giving a "reasonable percentage" of shareholders the power to call a special meeting.

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a shareholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell International Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a shareholder vote on any future poison pill within one year). *See also Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (each permitting exclusion of a shareholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Board amend the "bylaws and any other appropriate governing documents" to give holders of a "reasonable percentage" of the Company's outstanding Common Stock the power to call a special meeting of shareholders. Although the Proposal states that it "favors" 10% of the Company's outstanding Common Stock, the Proposal does not ask the Board to adopt this or any other specific percentage. The Proposal asks only for a percentage that is "reasonable." Thus, the "essential objective" of the Proposal is to vest in a reasonable proportion of the Company's shareholders the power to convene a special meeting.

As noted above, in January 2008, the Board is expected to act on the Proposed By-Law Amendment. As also noted above, the Proposed By-Law Amendment would permit shareholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. The only circumstances in which the special meeting would not occur are if: (1) the Board determines that the same business proposed for consideration at the special meeting will be included in an upcoming annual meeting within ninety (90) days; or (2) some shareholders seeking to hold the special meeting revoke their request for a meeting and the revocation brings the ownership of the remaining requesting shareholders below 25%.

The Proposed By-Law Amendment would set a different percentage (25% of the Company's outstanding Common Stock) than the 10% that the Proposal cites as an example of what is "reasonable." However, a 25% threshold falls well within the boundaries of the "reasonable percentage" that the Proposal seeks. Among the approximately 200 companies in the S&P 500 that allow shareholders to call special meetings, nearly 140 use a 25% or greater threshold, while only about 45 use a 10% threshold. Accordingly, the Proposed By-Law Amendment is consistent with practice at the majority of other large companies. Moreover, the Staff previously has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a shareholder proposal. *See, e.g., The Boeing Co.* (avail. Mar. 15, 2006); *Borders Group, Inc.* (avail. Mar. 9, 2006); *Bristol-Myers Squibb Co.* (avail. Mar. 9, 2006); *Electronic Data Systems Corp.* (avail. Mar. 9, 2006); *The Home Depot, Inc.* (avail. Mar. 9, 2006); *Honeywell International, Inc.* (avail. Mar. 8, 2006) (each permitting exclusion of a shareholder proposal asking the board to redeem poison pills not submitted to a shareholder vote, through a charter or bylaw amendment "if practicable," where the board determined that the best means to implement the proposal was by adopting a policy rather than amending the charter or bylaws). In this regard, the Proposed By-Law Amendment, if approved by the Board, would reflect the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that 25% of the Company's outstanding Common Stock represents "a reasonable percentage" of the Company's shareholders for purposes of calling a special meeting.

Thus, the Proposed By-Law Amendment implements the essential objective of the Proposal by allowing the holders of a reasonable percentage of the Company's outstanding Common Stock to call a special meeting of shareholders, which the Current By-Laws do not empower shareholders to do. Accordingly, for the reasons set forth above the Company believes that the Proposed By-Law Amendment substantially implements the Proposal and that the Proposal may therefore be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

C. *The New Jersey Business Corporation Act Substantially Implements the Proposal.*

The Proposal may also be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10) because the New Jersey Business Corporation Act substantially implements the Proposal. Commission statements with respect to Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by action of management," observing that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." Exchange Act Release No. 12999 (Nov. 22, 1976).

Staff precedent also supports that a shareholder proposal may be implemented by actions beyond those of management. For example, in *Intel Corp.* (avail. Feb. 14, 2005), the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through the Financial Accounting Standards Board's adoption of Statement No. 123(R), requiring the expensing of stock options. Although the proponent asserted that adoption of the accounting standard was different than company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting standard had substantially implemented the proposal and permitted exclusion of the proposal.

In the instant case, Section 14A:5-3 of the New Jersey Business Corporation Act allows shareholders to call a special meeting. Specifically, Section 14A:5-3 provides that, notwithstanding any by-law provision addressing who may call a special meeting:

> upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.

The Staff previously declined to concur that Exxon Mobil Corporation could exclude a similar proposal under Rule 14a-8(i)(10) based on an argument that it had been substantially implemented by Section 14A:5-3. *See Exxon Mobil Corp.* (avail. March 19, 2007). However, unlike in *Exxon Mobil Corp.*, the Company is relying upon a legal opinion from New Jersey counsel. The opinion, from Riker, Danzig, Scherer, Hyland & Peretti LLP (the "Opinion"), is attached to this letter as <u>Exhibit B</u>. As stated in the Opinion, Section 14A:5-3 grants holders of 10% or more of the Company's Common Stock the right to call a special meeting of shareholders. Although Section 14A:5-3 requires application to a court, as noted in the Opinion, the intent of this requirement is "not to prevent or materially impair" the right of shareholders to call a special meeting. Rather, the purpose of the requirement is to "provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders." Importantly, the Opinion also makes clear that New Jersey courts have not imposed any additional requirements on shareholders' ability to exercise their state law right to call a special meeting under Section 14A:5-3. Instead, "simple compliance with the requirements listed in the statute [is] sufficient." Accordingly, as requested in the Proposal, "a reasonable percentage" of the Company's shareholders already have the power to call special meetings under current New Jersey law.

Thus, for the reasons set forth above the Company believes that the New Jersey Business Corporation Act substantially implements the Proposal and that the Proposal may therefore be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

D. Supplemental Notification Following Board Action.

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after Board consideration of the Proposed By-Law Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that: (1) the Proposed By-Law Amendment (assuming adoption) substantially implements the Proposal and therefore the Proposal is excludable under Rule 14a-8(i)(10); and (2) the Proposal has been substantially implemented by the New Jersey Business Corporation Act, and therefore is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Steven M. Rosenberg, the Company's Corporate Secretary and Assistant General Counsel, at (732) 524-2452.

Sincerely,

Amy L. Goodman

ALG/cms
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
John Chevedden

100352438_9.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave. Suite C114, Lake Success, NY 11042

November 5, 2007

Mr. William C. Weldon
Chairman
Johnson & Johnson (JNJ)
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Phone: 732 524-0400
Fax: 732 524-3300
PH: 732 524-2454
FX: 732 214-0332

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: Steven M. Rosenberg
Corporate Secretary
PH: 732-524-2452
FX: 732-524-2185

[JNJ: Rule 14a-8 Proposal, November 5, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

Please vote yes to encourage our board to take this opportunity for an important enhancement to our corporate governance:

Special Shareholder Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

JOHNSON & JOHNSON
J&J SERVICES, INC.
P.O. BOX 16506
NEW BRUNSWICK, NJ 08906-6506

Dear Sirs;

This letter certifies that:
THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER,
is currently a beneficial owner Johnson & Johnson securities and has held
a security position with National Financial Services, LLC., dating back to April, 2006.

This purchase consisted of 200 shares which has been held consistently.

Sincerely,

Lewis Trezza
Manager, Proxy Services

JNJ
Post-it® Fax Note 7671

Date	# of pages ▶
To Steven Rosenberg	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 732-524-2185	Fax #

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

Riker Danzig

RIKER
DANZIG
SCHERER
HYLAND
PERRETTI LLP

ATTORNEYS AT LAW

December 20, 2007

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Johnson & Johnson, a New Jersey corporation (the "Company"), in connection with its response to the request of certain of its shareholders to amend the by-laws of the Company (the "By-Laws") to expressly provide that holders of ten percent (10%) or more of the outstanding common stock of the Company have the right to call a special meeting of the shareholders of the Company ("Special Meeting of Company Shareholders"). More particularly, we have been requested to opine as to whether under the New Jersey Business Corporation Act (the "BCA") holders of ten percent (10%) or more of the outstanding common stock of the Company have such right absent such by-law provision. We are delivering this opinion letter at your request and the request of Gibson, Dunn & Crutcher LLP, counsel to the Company.

In connection with rendering our opinion set forth below, we (a) have not been furnished with or reviewed the certificate of incorporation of the Company, the By-Laws, any resolutions or agreements of the shareholders of the Company (the "Shareholders"), any other books and records of the Company or any other documents or materials, and (b) have assumed that (i) the Company is a duly organized and validly existing New Jersey corporation and (ii) there exists no instrument, agreement or document of the Company or by which the Company or the Shareholders are bound that prohibits, restrains or impairs the right of Shareholders pursuant to Section 14A:5-3 of the BCA. Moreover, for purposes of rendering the opinion set forth herein, we have not conducted an independent factual investigation of our own, but have relied exclusively upon information and facts provided by Gibson, Dunn & Crutcher LLP, which we have assumed to be true, complete and accurate in all respects.

For the reasons set forth below, and subject to the assumptions and qualifications set forth herein, it is our opinion that the BCA grants holders of ten percent (10%) or more

Headquarters Plaza, One Speedwell Avenue, Morristown, NJ 07962-1981 • t: 973.538.0800 f: 973.538.1984
50 West State Street, Suite 1010, Trenton, NJ 08608-1220 • t: 609.396.2121 f: 609.396.4578
500 Fifth Avenue, New York, NY 10110 • t: 212.302.6574 f: 212.302.6628
London Affiliate: 33 Cornhill, London EC3V 3ND, England • t: +44 (0) 20.7877.3270 f: +44 (0) 20.7877.3271
www.riker.com

of the Company's outstanding common stock the right to call a Special Meeting of Company Shareholders.

Section 14A:5-3 of the BCA provides in pertinent part that:

> " ... upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order."

Thus, the holders of 10% or more of the Company's common stock have the ability to call a Special Meeting of Company Shareholders subject to their compliance with the foregoing requirements.

There is one case that references this statute, and it indicates that simple compliance with the requirements listed in the statute will be sufficient to obtain a court order for a special meeting of the shareholders of a New Jersey corporation. In Lanza v. New Global Communications, Inc., plaintiffs, relying on N.J.S.A. 14A:5-3, representing more than ten percent (10%) of the shares of the defendant New Jersey corporation requested, among other relief, that the court compel a special meeting of the shareholders for the purpose of electing new directors and officers. 2005 WL 2759215 at *5 (N.J. Super. Ch. Div. 2005). The Lanza court stated that the plaintiffs were correct in their assertion, concluding that "as they make up for more than 10% of the shares entitled to vote, they are entitled to judicial relief calling a special meeting." Id.

While the right to call a special meeting under Section 14A:5-3 is not unfettered, the intent of the requirement therein to obtain a court order was not to prevent or materially impair the ten percent (10%) shareholder of a New Jersey corporation from calling a special meeting of its shareholders. Rather, the New Jersey Corporation Law Revision Commission's Notes to Section 14A:5-3 of the BCA states:

> "The Commission has accepted the Model Act limitation of 10%, but has added the requirement that the shareholders must apply to the court for an order directing the meeting. The Commission believed that such a requirement would provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders."

The foregoing opinion is limited to matters covered by the BCA. We express no opinion as to the effect or applicability of any other laws, rules, or regulations of the State of New Jersey or of any other state or jurisdiction (domestic or foreign), including, without limitation, United States federal laws, rules or regulations. No opinions are or shall be implied beyond the matters expressly set forth herein.

The opinion expressed herein is rendered as of the date hereof and is based on our understandings and assumptions as to the present facts, and on the application of the BCA as the same exists on the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion letter is rendered solely and exclusively for your benefit and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson, Dunn & Crutcher LLP in connection with any correspondence with the SEC on the Company's behalf.

Very truly yours,

Riker, Danzig, Scherer, Hyland & Perretti LLP

Riker Danzig Scherer Hyland & Perretti LLP

3816293.3

EXHIBIT B

JOHNSON & JOHNSON

FORM 8-K
(Current report filing)

Filed 01/15/08 for the Period Ending 01/14/08

Address	ONE JOHNSON & JOHNSON PLZ NEW BRUNSWICK, NJ 08933
Telephone	732-524-2455
CIK	0000200406
Symbol	JNJ
SIC Code	2834 - Pharmaceutical Preparations
Industry	Major Drugs
Sector	Technology
Fiscal Year	01/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 14, 2008

Johnson & Johnson

(Exact name of registrant as specified in its charter)

New Jersey	1-3215	22-1024240
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Johnson & Johnson Plaza , New Brunswick, New Jersey 08933
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: 732-524-0400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or By-Laws.

On January 14, 2008, the Board of Directors of Johnson & Johnson (the "Company") approved an amendment to Section 2 of Article I of the Company's amended By-Laws to permit record holders of at least 25% of the outstanding shares of stock of the Company entitled to vote to cause a special meeting of stockholders to be held. The amendment further provides that, if the Company's Board of Directors determines in good faith that the business specified in the stockholders' request will be included in an upcoming annual meeting of stockholders within 90 days after receipt of the request, the special meeting will not be held. Previously, the Company's stockholders were not empowered to cause a special meeting of stockholders to be held, except as provided by New Jersey law .

The amendment to the By-Laws is effective January 14, 2008. The amended By-Laws of the Company reflecting this amendment are filed as Exhibit 3.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Johnson & Johnson
(Registrant)

Date: January 15, 2008

By:/s/ Steven M. Rosenberg
Steven M. Rosenberg
Secretary

EXHIBIT INDEX

Exhibit No.	Description
3.1	Johnson & Johnson By-Laws as amended January 14, 2008

Exhibit 3.1

Johnson & Johnson

BY-LAWS

EFFECTIVE
July 1, 1980
Amended
February 16, 1987
April 26, 1989
April 26, 1990
October 20, 1997
April 23, 1999
June 11, 2001
January 14, 2008

Article I
MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting

A meeting of the stockholders of the Corporation shall be held annually on such business day and at such time and at such place within or without the State of New Jersey as may be designated by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of all other business that is properly brought before the meeting in accordance with these By-Laws.

Section 2. Special Meetings

(A) General.
A special meeting of the stockholders may be called at any time by the Chairman of the Board of Directors, by a Vice-Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice-Chairman of the Executive Committee, by the President, by a majority of the Board of Directors, or as otherwise provided by the New Jersey Business Corporation Act, as amended, and shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting. Subject to subsection (B) of this Section 2, a special meeting of stockholders may be called, upon written request to the Secretary, by record holders of at least twenty-five percent (25%) of the outstanding shares of stock of the Corporation entitled to vote.

(B) Special Meetings Requested by Stockholders.
(1) The written request to the Secretary for a special meeting of stockholders by record holders of at least twenty-five percent of the outstanding shares of stock of the Corporation entitled to vote shall be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) the name and address of each stockholder, (ii) the number of shares of stock held of record and beneficially by each stockholder, (iii) the name in which all such shares of stock are registered on the stock transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of any such stockholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a stockholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. A stockholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting; *provided*, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the Secretary. A special meeting requested by stockholders shall not be held if the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business to be conducted at such annual meeting includes (among any other business properly brought before the meeting) the business specified in the written request or business substantially similar thereto.

(3) Business transacted at a special meeting requested by stockholders shall be limited to the subject matter stated in the written request for such special meeting, *provided*, however, that such subject matter shall be a matter which is a proper subject matter for stockholder action at such meeting; and *further provided*, that nothing herein shall prohibit the Board of Directors from submitting additional matters to stockholders at any such special meeting.

(4) The chairman of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Section 3. Adjournment of Meetings

Any meeting of the stockholders of the Corporation may be adjourned from time to time by the affirmative vote of the holders of a majority of the issued and outstanding stock entitled to vote at such meeting present in person or represented by proxy, for a period not exceeding one month at any one time and upon such notice, if any, as may be determined by the vote. At any adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called.

Section 4. Notices of Meetings

(A) Notices.
At least ten (10) but not more than sixty (60) days before the date designated for the holding of any meeting of the stockholders, except as otherwise provided herein for adjourned meetings, written or printed notice of the time, place and purpose or purposes of such meeting shall be served by mail, telegram, radiogram, telex, or cablegram upon each stockholder of record entitled to vote at such meeting.

(B) Service of Notice.
A notice of meeting shall be deemed duly served when deposited in the United States Mail with postage fully paid, or placed in the hands of an agent of a telegraph, radio, or cable or other transmitting company with all transmittal fees fully paid, and plainly addressed to the stockholder at his latest address appearing in the stock records of the Corporation.

Section 5. Quorum

At any meeting of the stockholders, the holders of a majority of the issued and outstanding stock entitled to vote at such meeting shall be present in person or represented by proxy in order to constitute a quorum.

Section 6. Voting

(A) Vote Necessary.
At any meeting of the stockholders, all questions, except as otherwise expressly provided by statute, the Certificate of Incorporation, or these By-Laws, shall be determined by vote of the holders of a majority of the issued and outstanding stock present in person or represented by proxy at such meeting and entitled to vote.

(B) Inspectors.
At any meeting of the stockholders, if the chairman of the meeting so directs or if before the voting begins, any stockholder present so requests, the polls shall be opened and closed, the proxies and ballots shall be received and taken in charge, and all questions with respect to the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes, shall be decided by three (3) inspectors to be appointed by the chairman of the meeting.

(C) Eligibility to Vote.
Each stockholder shall have one vote for each share of stock entitled to vote as provided in the Certificate of Incorporation or otherwise by law and registered in his name in the stock records of the Corporation as of the record date.

(D) Methods of Voting.
At any meeting of the stockholders each stockholder shall be entitled to vote either in person or by proxy appointed either by instrument in writing subscribed by such stockholder, or by his duly authorized attorney or agent, or by cable, telegram or by any means of electronic communication which results in a writing from such stockholder or his duly authorized attorney or agent, and delivered to the Secretary or to the inspectors at or before the meeting.

(E) Record Date.
The Board of Directors may fix in advance, a date, not less than ten (10) but not more than sixty (60) days preceding the date of any meeting as the record date for determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, notwithstanding any transfer of any stock in the stock records of the Corporation after any such record date designated as aforesaid.

(F) List of Stockholders.
The Board of Directors shall cause the officer or agent, who has charge of the stock transfer books of the Corporation, to make a complete list of all the stockholders entitled to vote at a stockholders' meeting or any adjournment thereof, arranged in alphabetical order, together with the latest address of each stockholder appearing upon the stock records of the Corporation and the number of shares held by each.

The Board of Directors shall cause such list of stockholders to be produced (or available by means of a visual display) at the time and place of every meeting of stockholders and shall be open to examination by any stockholder listed therein for reasonable periods during the meeting.

Section 7. Transaction of Business at Annual Meeting

At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (A) specified in the notice of meeting given by or at the direction of the Board of Directors (including stockholder proposals included in the Corporation's proxy materials pursuant to applicable rules and regulations), (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business (including, but not limited to, any nominations for director) to be properly brought before an annual meeting by a stockholder: (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) the subject matter thereof must be a matter which is a proper subject matter for stockholder action at such meeting. To be considered timely notice, a stockholder's notice must be received by the Secretary at the principal office of the Corporation not less than 120 calendar days before the date of the Corporation's proxy statement released to stockholders in connection with the prior year's annual meeting. However, if no annual meeting was held in the prior year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the prior year's proxy statement, then a stockholder's notice, in order to be considered timely, must be received by the Secretary not later than 60 days before the date the Corporation commences mailing of its proxy materials in connection with the applicable annual meeting. A stockholder's notice to the Secretary to submit business to an annual meeting must set forth: (i) the name and address of the stockholder, (ii) the number of shares of stock held of record and beneficially by such stockholder, (iii) the name in which all such shares of stock are registered on the stock transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of the stockholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a stockholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. Notwithstanding the foregoing provisions of this Section 7, a stockholder who seeks to have any proposal included in the Corporation's proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended. The chairman of an annual meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Article II
BOARD OF DIRECTORS

Section l. Number of Members and Qualification

The number of directors of the Corporation shall be not less than nine (9) nor more than eighteen (18) as determined by the Board of Directors from time to time.

Section 2. Term of Office

Each director shall hold office for one (l) year and until his successor, if any, is duly elected and qualified, provided, however, that any director may be removed from office, with cause, at any time by a majority vote of the stockholders entitled to vote.

Section 3. Annual Meeting

At the place of holding the annual meeting of the stockholders, and immediately following the same, the Board of Directors, as constituted upon final adjournment of such annual meeting, shall convene without further notice for the purpose of electing officers and transacting all other business properly brought before it.

Section 4. Regular Meetings

Regular meetings of the Board of Directors shall be held at such places, either within or without the State of New Jersey, and on such business days and at such times as the Board may from time to time determine.

Section 5. Special Meetings

Special meetings of the Board of Directors may be held at any time and place whenever called by the Chairman of the Board of Directors, by a Vice-Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice-Chairman of the Executive Committee, by the President, by a Vice- President, by the Secretary, or by any three (3) or more directors.

Section 6. Notices of Meetings

(A) Notice Required.
If so determined by a majority of the Board of Directors, no advance notice need be given; in the absence of such determination then, at least two (2) days prior to the date designated for the holding of any regular or special meeting of the Board, notice of the time, and place, and purpose of such meeting shall be served in person, by mail or other notice in writing, or by telegram, telephone, radiogram, telex, or cablegram, upon each member of the Board.

(B) Waiver of Notice.
Notice of the time, place, and purpose of any meeting of the Board of Directors may be waived, before or after any meeting, by instrument in writing or by telegram, radiogram, telex, or cablegram.

Section 7. Quorum and Participation

(A) Quorum.
A majority of the Board of Directors shall constitute a quorum for all purposes and at all meetings.

(B) Participation.
Any or all directors may participate in a meeting of the Board of Directors by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8. Manner of Acting

The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Action without a Meeting

Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board of Directors may be taken without a meeting if, prior to or subsequent to such action, all members of the Board of Directors consent thereto in writing and such written consents are filed with the minutes of the proceedings of the Board of Directors.

Article III
POWERS OF BOARD OF DIRECTORS

Section l. General Powers

The business, property, and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In the management and control of the property, business, and affairs of the Corporation, the Board is hereby vested with all powers possessed by the Corporation itself insofar as this delegation of authority is not inconsistent with or repugnant to the laws of the State of New Jersey, the Corporation's Certificate of Incorporation, or these By-Laws or any amendments of them. The Board shall have discretionary power to determine what constitutes net earnings, profits, and surplus, what amount shall be reserved for working capital and for any other purposes, and what amount shall be declared as dividends. Such determinations by the Board shall be final and conclusive.

Section 2. Specific Powers

(A) Power to Make and Amend By-Laws.
Subject to the limitations contained in Article XI hereof, the Board of Directors shall have power to make, alter, amend, and repeal any By-Law, including a By-Law designating the number of directors, provided that the Board shall not make, alter, amend, or repeal any By-Law designating the qualification or term of office of any member or members of the then existing Board.

(B) Power to Elect Officers.
The Board of Directors shall elect all officers of the Corporation.

(C) Power to Remove Officers.
Any officer or divisional officer, any agent of the Board of Directors, or any member of any committee or of any Management Board may be removed by the Board of Directors with or without cause, whenever in its sole judgment the interests of the Corporation will be served by such removal.

(D) Power to Fill Vacancies.
Vacancies in the Board of Directors, however created, shall be filled by appointment made by a majority of the remaining directors. The Board shall have power to fill any vacancy in any office.

(E) Power to Fix Record Date.
The Board of Directors may fix in advance a date as the record date for determining the Corporation's stockholders with regard to any corporate action or event and, in particular, for determining the stockholders entitled to receive payment of any dividend or allotment of any right. The record date may in no case be more than sixty (60) days prior to the corporate action or event to which it relates.

Section 3. Committees and Delegation of Powers

(A) Committees of the Board.
The Board of Directors may appoint, from among its members, from time to time one or more committees, each committee to have such name or names and to have such powers and duties as may be determined from time to time by the Board. All committees shall report to the Board. The Board shall have the power to fill vacancies in, to change the membership of, or to dissolve any committee. Each committee may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of a committee shall constitute a quorum for all purposes and at all meetings.

(B) Finance Committee.
The Finance Committee, if one shall be appointed, shall consist of two (2) or more of the directors of the Corporation and shall have and may exercise all of the powers of the Board insofar as may be permitted by law, the Corporation's Certificate of Incorporation or these By-Laws, or any amendments of them, in the management of the business, affairs and property of the Corporation during the intervals between the meetings of the Board. The Finance Committee, however, shall not have the power to make, alter or repeal any By-Law of the Corporation; elect or appoint any director, or remove any officer or director; change the membership of, or fill vacancies in, the Finance Committee; submit to stockholders any action that requires stockholders' approval; nor amend or repeal any resolution theretofore adopted by the Board which by its terms is amendable or repealable only by the Board.

(C) Emergency Management Committee.
If, as a result of a physical disaster, war, nuclear attack, or other emergency conditions, a quorum of the Board of Directors cannot be convened to act, an Emergency Management Committee, consisting of all readily available members of the Board of Directors, shall automatically be formed. In such case, two members shall constitute a quorum. If, as a result of such circumstances, a quorum of the Board of Directors cannot readily be convened to act, but a quorum of the Finance Committee can be so convened, the Finance Committee shall automatically become the Emergency Management Committee. All of the powers and duties vested in the Board of Directors, except the power to fill vacancies in the Board of Directors, shall vest automatically in the Emergency Management Committee. Other provisions of these By-Laws notwithstanding, the Emergency Management Committee (l) shall call a meeting of the Board of Directors as soon as circumstances permit for the purpose of filling vacancies on the Board of Directors and its committees and to take such other action as may be appropriate, and (2) if the Emergency Management Committee determines that less than a majority of the members of the Board of Directors are available for service, the Committee shall issue a call for a special meeting of stockholders to be held at the earliest date practicable for the election of directors.

(D) Delegation of Duties.
The Board of Directors may delegate from time to time to an officer or a committee of officers and/or directors any duties that are authorized or required to be executed during the intervals between meetings of the Board, and such officer or committee shall report to the Board when and as required by the Board. Each committee so established by the Board may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of such a committee shall constitute a quorum for all purposes and at all meetings.

(E) Executive Committee.
The Executive Committee, if one shall be appointed, shall be the management committee of the Corporation. Its members shall be elected by the Board of Directors and thereby become officers of the Corporation. The Executive Committee shall not be a committee of the Board. The Executive Committee shall be responsible for the operation of the business of the Corporation on a day-to-day basis and for establishing and executing operating practices and policies of the Corporation. It shall also perform such other duties as the Board shall designate from time to time.

Section 4. Designation of Depositories

The Board of Directors shall designate or shall delegate to the Treasurer, or such other officer as it deems advisable, the responsibility to designate the trust company or trust companies, or the bank or banks, in which shall be deposited the moneys and securities of the Corporation.

Section 5. Power to Establish Divisions

The Board of Directors may establish administrative or operating divisions of the Corporation. Each such division may have a Management Board, the Chairman of which shall be appointed by the Chairman of the Board of Directors. The Chairman of the Management Board of a division shall appoint the other members of its Management Board and that Board may in turn appoint a President, one or more Vice-Presidents, a Treasurer and such other division officers as it may determine to be necessary or desirable. The Management Board and the officers of the division shall perform the same duties and, except for the power to designate depositories, shall have the same powers as to their division as pertain, respectively, to a board of directors and officers of a corporation. The powers granted in the preceding sentence include, without limitation, the power to execute and deliver on behalf of the Corporation contracts, conveyances and other instruments. Such power and any other power granted in this Section shall at all times be subject to the right of the Board of Directors to act or direct action in the premises.

Article IV
OFFICERS

Section l. Enumeration of Officers.

The officers of the Corporation shall be a Chairman of the Board of Directors, a Chairman of the Executive Committee, a President, a Treasurer, and a Secretary. The officers of the Corporation may include one or more Vice-Chairmen of the Board of Directors, one or more Vice-Chairmen of the Executive Committee, one or more Executive Committee members, one or more Vice-Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and such other officers as from time to time shall be designated and elected by the Board of Directors.

Section 2. Election and Removal of Officers

All officers of the Corporation shall be elected at the first meeting of the Board of Directors after the annual election of directors, and shall hold office for one (l) year and until their respective successors, if any, shall have been duly elected and qualified, provided, however, that all officers, agents, and employees of the Corporation shall be subject to removal at any time, with or without cause, by the affirmative vote of a majority of the Board. At its discretion, the Board may leave unfilled, for such period as it may deem proper, any office except that of President, Treasurer, and Secretary. Failure to elect any such officer shall be considered an exercise of this discretionary power.

Section 3. Eligibility of Officers

The Chairman of the Board, the Vice-Chairmen of the Board and the President shall be chosen from the members of the Board of Directors. No other person need be a director or a stockholder in order to qualify for office. The same person may hold, at the same time, one or more offices.

Section 4. Duties of Officers

(A) Chairman of the Board of Directors.
The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of stockholders and directors. When presiding at such meetings of stockholders and directors, the Chairman of the Board shall establish and apply such rules of order as may be advisable in his discretion. Except where by law the signature of the President is required, the Chairman of the Board shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation authorized by the Board of Directors. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Chairman of the Board of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(B) Vice-Chairman of the Board of Directors.
A Vice-Chairman of the Board of Directors shall perform the duties and have the powers of the Chairman during the absence or disability of the Chairman, and shall also perform such other duties as the Board shall designate from time to time.

(C) Chairman of the Executive Committee.
The Chairman of the Executive Committee shall preside at all meetings of the Executive Committee. During the absence or disability of the Chairman of the Board and the Vice-Chairman of the Board, he shall perform the duties and have the powers of the Chairman of the Board, and shall also perform such other duties as the Board shall designate from time to time.

(D) Vice-Chairman of the Executive Committee.
A Vice-Chairman of the Executive Committee shall perform the duties and have the powers of the Chairman of the Executive Committee during the absence or disability of the Chairman of the Executive Committee, and shall also perform such other duties as the Board shall designate from time to time.

(E) Executive Committee Member.
In addition to the powers and duties incident to his membership on the Executive Committee, an Executive Committee Member, in his individual capacity, shall have all powers and shall perform all duties commonly incident to and vested in an executive officer of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(F) President.
The President shall have general charge and supervision of the operations of the Corporation itself, and shall have all powers and shall perform all duties commonly incident to and vested in the office of President of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(G) Vice-President.
A Vice-President shall perform such duties and have such powers as the Board of Directors, the Chairman of the Board, a Vice-Chairman of the Board, or the President shall designate from time to time.

(H) Treasurer.
The Treasurer shall have the care and custody of the funds of the Corporation, and shall have and exercise, under the supervision of the Board of Directors, all powers and duties commonly incident to the office of Treasurer. He shall deposit all funds of the Corporation in such trust company or trust companies, or bank or banks, as the Board, the Treasurer, or any other officer to whom the Board shall have delegated the authority, shall designate from time to time. He shall endorse for deposit or collection all checks, notes, and drafts payable to the Corporation or to its order, and make drafts on behalf of the Corporation. He shall keep accurate books of accounts of the Corporation's transactions, which books shall be the property of the Corporation, and, together with all its property in his possession, shall be subject at all times to the inspection and control of the Board. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Treasurer of a corporation. He shall also have such other duties as the Board may designate from time to time.

(I) Assistant Treasurer.
An Assistant Treasurer shall perform the duties and have the powers of the Treasurer during the absence or disability of the Treasurer, and shall perform such other duties and have such other powers as the Board of Directors or Treasurer shall designate from time to time.

(J) Secretary.
The Secretary shall attend all meetings of the stockholders, and of the Board of Directors, and shall keep and preserve in books of the Corporation true minutes of the proceedings of all such meetings. He shall have the custody of all valuable papers and documents of the Corporation, and shall keep the Corporation's stock books, stock ledgers, and stock transfer books, and shall prepare, issue, record, transfer, and cancel certificates of stocks as required by the proper transactions of the Corporation and its stockholders unless these functions be performed by a duly appointed and authorized transfer agent or registrar other than this Corporation. He shall keep in his custody the seal of the Corporation, and shall have authority to affix same to all instruments where its use is required. He shall give all notices required by statute, by the Certificate of Incorporation, or by the By-Laws. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Secretary of a corporation. He shall also perform such other duties

as the Board shall designate from time to time.

(K) Assistant Secretary.
An Assistant Secretary shall perform the duties and have the powers of the Secretary during the absence or disability of the Secretary, and shall perform such other duties and have such other powers as the Board of Directors or Secretary shall designate from time to time.

Article V
INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the full extent permitted by the laws of the State of New Jersey, as they exist on the date hereof or as they may hereafter be amended, the Corporation shall indemnify any person (an "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or witness) in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgement in its favor) (a "Proceeding"), or who is threatened with being so involved, by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was at the request of the Corporation also serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including attorneys' fees), judgements, fines, penalties, excise taxes and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with such Proceeding, provided that, there shall be no indemnification hereunder with respect to any settlement or other nonadjudicated disposition of any threatened or pending Proceeding unless the Corporation has given its prior consent to such settlement or disposition. The right of indemnification created by this Article shall be a contract right enforceable by an Indemnitee against the Corporation, and it shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled. The provisions of this Article shall inure to the benefit of the heirs and legal representatives of an Indemnitee and shall be applicable to Proceedings commenced or continuing after the adoption of this Article, whether arising from acts or omissions occurring before or after such adoption. No amendment, alteration, change, addition or repeal of or to these By-Laws shall deprive any Indemnitee of any rights under this Article with respect to any act or omission of such Indemnitee occurring prior to such amendment, alteration, change, addition or repeal.

ARTICLE VI
STOCK

Section l. Stock Ownership

The shares of stock of the Corporation shall be either represented by certificates or uncertificated. Each holder of stock of the Corporation shall, upon request to the Corporation, be provided with a stock certificate signed by the President or a Vice-President, and also by the Treasurer or an Assistant Treasurer, or by the Secretary or an Assistant Secretary. Any or all signatures upon a certificate may be facsimiles. The certificates of shares shall be in such form as shall be prescribed by the Board of Directors.

Section 2. Loss of Stock Certificate

In the case of loss, mutilation, or destruction of an issued and outstanding certificate of stock, a duplicate certificate may be issued upon such terms as the Board of Directors may prescribe.

Section 3. Transfer of Shares of Stock

Shares of stock of the Corporation shall be transferred on the books of the Corporation only (1) upon presentation and surrender of the appropriate certificate by the registered holder of such shares in person or by his or her duly authorized attorney or by a person presenting proper evidence of succession, assignment or authority to transfer such shares and, in any of such cases, cancellation of a certificate or of certificates for an equivalent number of shares or (2) in the case of uncertificated shares upon receipt of proper transfer instructions from the registered holder of such shares or from a duly authorized attorney or upon presentation of proper evidence of succession, assignment or authority to transfer such shares.

Article VII
EXECUTION OF INSTRUMENTS

Section l. Checks and Drafts

All checks, drafts, and orders for payment of moneys shall be signed in the name of the Corporation or one of its divisions, and in its behalf, by such officers or agents as the Board of Directors shall designate from time to time.

Section 2. Contracts and Conveyances

Any contract, conveyance, or other instrument may be executed by the Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, any member of the Executive Committee, the President, or a Vice President in the name and on behalf of the

Corporation and the Secretary or an Assistant Secretary may affix the Corporate Seal thereto.

Section 3. In General

The Board of Directors shall have power to designate officers and agents who shall have authority to execute any instrument in behalf of the Corporation.

Article VIII
VOTING UPON STOCK HELD BY THE CORPORATION

Unless otherwise ordered by the Board of Directors, the Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, the Chairman of the Executive Committee, a Vice-Chairman of the Executive Committee, any member of the Executive Committee, the President, any Vice-President, or the Treasurer shall have full power and authority in behalf of the Corporation to attend, to act at, and to vote at any meeting of stockholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess, and may exercise all rights and powers incident to the ownership of such stock which any owner thereof might possess and exercise if present. Such officers may also, in behalf of the Corporation, appoint attorneys and agents as the Corporation's proxy to exercise any of the foregoing powers. The Board, by resolution, from time to time, may confer like powers upon any other person or persons.

Article IX
SEAL OF THE CORPORATION

The seal of the Corporation shall consist of a flat-faced circular die bearing the words and figures "Johnson & Johnson, Seal 1887".

Article X
FISCAL YEAR

The fiscal year of the Corporation shall end on the Sunday closest to the end of the calendar month of December and shall begin on the Monday following that Sunday.

Article XI
AMENDMENT OF BY-LAWS

These By-Laws may be amended, altered, changed, added to, or repealed at any annual meeting of the stockholders, or at any special meeting of the stock- holders, or by the Board of Directors at any regular or special meeting of the Board, if notice of the proposed amendment, alteration, change, addition, or repeal be contained in the notice of such meeting, provided, however, that action taken by the stockholders intended to supersede action taken by the Board in making, amending, altering, changing, adding to, or repealing any By-Laws, shall supersede prior action of the Board and shall deprive the Board of further jurisdiction in the premises to the extent indicated in the statement, if any, of the stockholders accompanying such action of the stockholders.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 16, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

#2 Johnson & Johnson (JNJ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

Regarding the company January 15, 2008 no action request supplement, the text of the Rule 14a-8 proposal states:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

This proposal considers 10% a reasonable percentage, yet the company claims without any support whosoever, that a threshold 2-1/2 times higher is close enough to 10%.

This rule 14a-8 proposal does not call for exceptions. Yet the company adds potentially crippling exceptions. This includes allowing the Board to use its supposedly good faith to claim the loophole that the same business will be included in some however vague manner in an upcoming shareholder meeting. No methodology is given for the board to make such a determination. Plus there is no guideline given on what would constitute the minimum level for such an item of business to be considered included in an upcoming shareholder meeting. Does this mean that it can be satisfied by the Chairman setting aside 3-minutes to answer questions on an issue?

The company provides no examples of historical abuses to support its adding of powerful exceptions to the rule 14a-8 proposal.

Plus the company Section 2(B)(4), which conveniently falls outside the handwritten brackets in the company exhibit, seems to give the chairman of a special meeting an ad hoc liberty with no limits to declare the purpose of the special meeting as not properly brought before the meeting and thus moot.

Contrary to the company argument, the powerful company exceptions open the door for shareholders to need to consider this same proposal topic in 2009 in a form that calls for the removal of the company exceptions and for adoption of the 10% threshold.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
The Great Neck Capital Appreciation LTD Partnership

Steven M. Rosenberg <srosenb@corus.jnj.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents to give holders of a reasonable percentage of Johnson & Johnson's outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

END